DATE: 30 March, 2007

TRADING SYMBOLS;

TORONTO AND OSLO - CRU

FRANKFURT - KNC

OTC, BB, OTHER – CRUGF

N E W S   R E L E A S E

Financial Results for the Six Month Period Ended December 31, 2006

LONDON, United Kingdom, March 30, 2007 - Crew Gold Corporation (“Crew” or “the Company”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB-OTHER: CRUGF.PK)

A Conference Call will take place on March 30, 2007 9.00am UK Time, 10.00am Norwegian Time.

Dial in Number:

UK freefone:

0800 387771

Direct Dial:

+ 44 (0)1296 317500

Passcode:

564068

HIGHLIGHTS

•

Positive financial results

•

Lefa commissioning

•

Phase 1 at Masara successfully commissioned

•

Disposal of Barberton Shares

•

Completion of $100 million equity offering

•

Crew Minerals ASA listed on the Oslo Stock Exchange (“OSE”)

•

Acquisition of Nugget Pond Processing Plant

•

Joint venture agreement signed for Glover Island

•

Increased reserve and resource estimates for Lefa

OVERVIEW

We have changed our fiscal year end to December 31, therefore this review of results is for the 3 month and 6 month period ended December 31, 2006. The comparative figures are for the twelve month period ended June 30, 2006.

Our stated objective is to become a mid-tier gold producer, with annual gold production of more than 500,000 ounces from current projects. The production targets for 2007 are:

•

Lefa:

300,000

 to  320,000 ounces

•

Masara:

85,.000

 to  100,000 ounces

•

Nalunaq:

85,000

 to  100,000 ounces

Our non-gold projects are now held by our majority-owned subsidiary, Crew Minerals ASA. During 2006 we listed this subsidiary as a separate entity on the OSE.

FINANCIAL RESULTS SUMMARY

For the six-month fiscal year ended December 31, 2006, Crew reported EBITDA of $25.7 million (12 months ended June 30, 2006–negative $0.1 million), primarily reflecting a $35.2 million gain from the dilution of our investment in Crew Minerals ASA and the $6.7 million gain on the sale of our investments in Barberton and Metorex. These gains were partially offset by negative EBITDA of $6.1 million from Nalunaq ($4.9 million) and Lefa ($1.2 million) heap leach operations, which includes $5.6 million in one-time mobilisation costs at Lefa.

Net earnings for the six-month fiscal year ended December 31, 2006 was $7.3 million (12 months ended June 30, 2006 – loss of $35.6 million) after recognizing the $35.2 million gain from the dilution of our investment in Crew Minerals ASA, the $6.7 million gain on disposal of our investments in Barberton and Metorex and tax recoveries of $0.9 million. These gains were partially offset by interest and finance charges of $10.1 million, depletion and depreciation of $6.7 million at the Lefa and Nalunaq gold mines, the $6.1 million net expense from Nalunaq and the Lefa heap leach operation and stock compensation expense of $2.0 million.

In total, Crew produced 65,988 ounces of gold during the six-month fiscal year (12 months to June 30, 2006 – 95,159 ounces) and sold 67,967 ounces of gold (12 months ended June 30, 2006 – 78,606 ounces).

Financial results during the period reflect the cost of financing and developing the Lefa and Masara projects, along with the increased cost of building a larger world-class organization to manage and operate our significantly expanded asset base in preparation for the targeted five-fold increase in production in 2007. Administration, office and general costs were $8.8 million (12 months to June 30, 2006 - $6.0 million), reflecting the controlled and expected build-up of corporate office.

Please go to the link to see the following pdf.

http://www.crewdev.com/pdf/CRU_NR300307_YearEnd2006.pdf

Safe Harbour Statement

This news release contains forward-looking statements which reflect the expectations of management and the board of directors, and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew Gold Corporation is conducting business and/or investor relations. Forward looking statements typically contain words such as “believes”, “anticipates”, “continue”, “could”, “expects”, “indicates”, “plans”, “will”, “may”, “projects”, “would” or similar expressions suggesting future outcomes or events, although not all forward-looking statements contain these identifying words. Such forward-looking statements reflect the current beliefs of management and the board of directors based on information currently available to them. Forward-looking statements involve inherent risks and uncertainties, and Crew cautions readers not to place undue reliance on these statements as a number of important factors could cause Crew’s actual results to differ materially from the beliefs and expectations expressed in such forward-looking statements. Factors that could cause actual results to differ materially from the results discussed in the forward-looking statements, include, but are not limited to, the factors discussed under the heading “Risks and Uncertainties” in Crew’s Annual Information Form dated October 10, 2006, as filed on SEDAR at www.sedar.com. Although the forward-looking statements contained in this news release are based upon what management and the board of directors believes to be current and reasonable assumptions, Crew cannot assure readers that actual results will be consistent with these forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and are expressly qualified in their entirety by this cautionary statement. Crew undertakes no obligation to publicly update or revise these forward-looking statements to reflect subsequent events or circumstances. Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured”, “indicated”, and “inferred” “resources”, which the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure from the SEC’s website at http://www.sec.gov/edgar.shtml.

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